Filed by ClimateRock Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

ClimateRock

(Commission File No. 001-41363)

ENERGY

U.S. Utility-Scale Solar Gains Another Major New Entrant

David Blackmon Senior Contributor ⓘ
David Blackmon is a Texas-based public policy analyst/consultant.

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Oct 25, 2022, 08:15am EDT



Eco Energy World Solar Array. ECO ENERGY WORLD

Eco Energy World (EEW), a global developer of utility-scale solar photovoltaic projects, recently announced plans to obtain a listing on the NASDAQ NDAQ -1.3% stock exchange via a business combination agreement with renewable investment company ClimateRock, as part of an expanded entry into the U.S. market. The listing announcement comes on the heels of the rollout of a slate of new federal initiatives and $56 million in funding - including $10 million from the Bipartisan Infrastructure Law (BIL) - to spur innovation in solar manufacturing and recycling.

EEW is one of a number of companies who are now planning new initiatives in the US in light of an array of new green energy subsidies and incentives contained in the BIL and the more-recently enacted Inflation Reduction Act (IRA). As I noted in a recent story, ExxonMobil XOM -2.8% provided another example of this building momentum with the announcement of a major new Carbon Capture project focused in Louisiana. Regardless of one's views on this kind of legislation, these are exactly the kinds of investments in new green energy projects the bills were designed to launch.

In a recent interview, EEW founder and CEO Svante Kumlin said he started the company in 2008 specifically to capitalize on these kinds of opportunities that were then starting to materialize in Europe. "I would say that Europe was a bit more ahead of the curve. And we evolved these subsidies, this system of getting these things kicked off by the early 2000s. America did it differently. It was more focused on the investment tax credit, which I think is a really sound way of doing it. I thought the message was very unclear when [the credits] were not prolonged by the former government; but now, with the new bill coming out and prolonging them for another 15 years, that sends a really clear message."


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Eco Energy World Founder and CEO Svante Kumlin. ECO ENERGY WORLD

Kumlin emphasizes the importance of knowing there is a long-term commitment and support from government, given the timelines and investments involved in the kinds of utility-scale solar projects in which EEW specializes. "And it's comforting that you're seeing that right now," he says, adding, "Don't get me wrong on this. We're not politically aligned with one party or the other. I'm just saying, objectively, what's going on."

A key aspect of EEW's business model is that it specializes in developing these big solar projects from cradle through the permitting phase. It then sells the projects to buyers, typically utility companies or other merchant power providers, once having reached what it calls the "Ready to Build" or RTB phase. Given that, I asked Kumlin if the failure of congress to pass the permitting reform and streamlining legislation proposed by West Virginia Senator Joe Manchin was concerning to him.

"It is a concern," Kumlin admits. "We have problems with that in Europe, and they have been starting to take some actions to kind of cut this permitting, because it delays the whole transition. So, we can work more on that. But I think at the same time, in any project you do that you have to respect the local system and the local permitting."

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Even with those concerns, though, Kumlin emphasizes that the U.S. is currently the second biggest market for utility-scale solar in the world, and that a significant portion of his company's future set of projects will be focused here.

"We have a pipeline of projects in the U.S.," he says, "and after the IPO is done, we're going to start executing on them. Part of the proceeds we're raising is to set up these projects for development, and we're targeting those in a number of different states.

Kumlin also emphasized the need for a substantial expansion in stationary battery storage in order to stabilize the grid as it becomes increasingly reliant on intermittent sources like wind and solar power. I asked him if he thought this creates a need for a battery technology alternative to lithium-ion given the known limitations of that technology.

"For the time being, we will be stuck with lithium batteries because it's the scale of the production," he said. "Is that is that the best technology? I'm not sure, but it's like when oil came along. Was that the best energy source? It wasn't, probably. But then someone commercialized it. It's the same thing with solar: We have PV. There are other technologies, but it's scale manufacturing.

"I think there is going to be a lot of technical improvement in the lithium ion battery technology. But I also think that vanadium and other other types of batteries will catch up. But it really goes with the manufacturing capacity capability, because this is a big business. So, even if you have something very promising today, it will take 10 to 15 years to get it out to a bigger production scale."

Of course, pockets of funding targeted at incentivizing the development of such new battery technologies also exist in both the BIL and the IRA. Combined, the total funding for this kind of green energy incentivization in the two new laws exceeds $600 billion.

That's an enormous pot of money that will be attracting new investment, incentivizing companies like EEW to mount new ventures in the U.S. for years to come. Whether it can all ultimately coalesce into a real energy transition as touted by Biden administration officials remains anyone's guess.

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David Blackmon

David Blackmon is an energy-related public policy analyst/consultant based in Mansfield, TX. David enjoyed a 40-year career in the oil and gas...

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In order to secure a listing on the Nasdaq Stock Market, London-based solar project developer EEW Eco Energy World has agreed to a business combination with a special purpose acquisition company (SPAC) that values its equity at USD 650 million (EUR 663.5m).


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Solar project developer Eco Energy World (EEW) plans to list on Nasdaq via a business combination agreement with special purpose acquisition company ClimateRock.... #solar



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UK company EEW Eco Energy World has signed a business combination agreement with NASDAQ-listed ClimateRock to enable continued growth in the global subsidy-free solar market. ...see more



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Our CEO, Svante Kumlin, spoke to Forbes about EEW's plans to list on the Nasdaq via SPAC combination with ClimateRock.

Read more about EEW's strategy to capitalise on the vast opportunity for SolarPV in the US, following the passage of the IRA, here: https://lnkd.in/gnBatAA7



U.S. Utility-Scale Solar Gains Another Major New Entrant

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